UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024.

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On June 10, 2024, VS MEDIA Holdings Limited (the “Company”) held the Company’s 2024 Annual Meeting of Shareholders (the “Annual Meeting”) at 6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong. On May 31, 2024 (the “Record Date”), the record date for the Annual Meeting, there were 20,772,000 of the Company’s Class A Ordinary Shares and 2,000,000 of the Company’s Class B Ordinary Shares issued and outstanding and entitled to vote at the Annual Meeting. 9,270,907 Class A Ordinary Shares, which represented 44.63% of the votes of the outstanding Class A Ordinary Shares in the Company and 2,000,000 Class B Ordinary Shares, which represented 100% of the votes of the outstanding Class B Ordinary Shares in the Company, of which were represented in person or by proxy. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to eighteen (18) votes in respect of each Class B Ordinary Share held by such holder on the Record Date. Three items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders.

1. Shareholders ratified and approved the appointment of Assentsure PAC as the auditor of the Company for the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor. The voting results were as follows:

For	Against	Abstain
45,504,015	0	13,072

2. Shareholders elected all of the four nominees for directors to serve until the next annual meeting of shareholders. The voting results were as follows:

	FOR	AGAINST	WITHHOLD/ABSTAIN
Nga Fan Wong	45,497,984	16,743	2,360
Ho Ling Honnus	45,495,984	16,743	4,360
Rose Ellen Steinberg	45,495,898	16,728	4,461
Liqian Liao	45,495,984	16,743	4,360

3. Shareholders approved a share combination whereby (i) every seven (7) issued and unissued existing Class A Ordinary Shares of no par value each of the Company (the “Pre-Combination Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of no par value (the “Post-Combination Class A Ordinary Shares”), with such Post-Combination Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class A Ordinary Shares as set out in the Company’s amended and restated memorandum and articles of association currently in effect (the “Existing M&A”) and (ii) every seven (7) issued and unissued existing Class B Ordinary Shares of no par value each of the Company (the “Pre-Combination Class B Ordinary Shares”, together with the Pre-Combination Class A Ordinary Shares, the “Pre-Combination Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of no par value (the “Post-Combination Class B Ordinary Shares”, together with the Post-Combination Class A Ordinary Shares, the “Post-Combination Ordinary Shares”), with such Post-Combination Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class B Ordinary Shares as set out in the Existing M&A. The voting results were as follows:

For	Against	Abstain
45,504,611	11,373	1,103

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2024	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer